UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vitesse Semiconductor Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928497304

(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 200
Seattle, Washington 98102-3620
(206) 728-9063

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. Columbia Pacific Opportunity Fund, L.P. [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER 3,698,214 [2]
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 3,698,214 [2]
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,698,214		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.82% [3]		
14	TYPE OF REPORTING PERSON PN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,698,214 Common Stock shares to which this Schedule 13D relates.

[3] Based on 37,658,091 shares of Common Stock outstanding as of May 2, 2013, as reported on the Company's Form 10-Q filed on May 7, 2013.

1	NAMES OF REPORTING PERSONS. Columbia Pacific Advisors, LLC [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER 3,698,214 [2]
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 3,698,214 [2]
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,698,214		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.82% [3]		
14	TYPE OF REPORTING PERSON IA		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,698,214 Common Stock shares to which this Schedule 13D relates.

[3] Based on 37,658,091 shares of Common Stock outstanding as of May 2, 2013, as reported on the Company's Form 10-Q filed on May 7, 2013.

1	NAMES OF REPORTING PERSONS. Alexander B. Washburn [1]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 3,698,214 [2]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,698,214 [2]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,698,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.82% [3]
14	TYPE OF REPORTING PERSON IN

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,698,214 Common Stock shares to which this Schedule 13D relates.

[3] Based on 37,658,091 shares of Common Stock outstanding as of May 2, 2013, as reported on the Company's Form 10-Q filed on May 7, 2013.

1	NAMES OF REPORTING PERSONS. Daniel R. Baty [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER 3,698,214 [2]
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 3,698,214 [2]
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,698,214		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.82% [3]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,698,214 Common Stock shares to which this Schedule 13D relates.

[3] Based on 37,658,091 shares of Common Stock outstanding as of May 2, 2013, as reported on the Company's Form 10-Q filed on May 7, 2013.

1	NAMES OF REPORTING PERSONS. Stanley L. Baty		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER 3,698,214 [1]
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 3,698,214 [1]
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,698,214		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.82% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,698,214 Common Stock shares to which this Schedule 13D relates.

[3] Based on 37,658,091 shares of Common Stock outstanding as of May 2, 2013, as reported on the Company's Form 10-Q filed on May 7, 2013.

1	NAMES OF REPORTING PERSONS. Brandon D. Baty		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER 3,698,214 [1]
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 3,698,214 [1]
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,698,214		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.82% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,698,214 Common Stock shares to which this Schedule 13D relates.

[3] Based on 37,658,091 shares of Common Stock outstanding as of May 2, 2013, as reported on the Company's Form 10-Q filed on May 7, 2013.

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 12, 2013 and also amends and supplements the Reporting Persons previously filed Schedule 13G on November 8, 2010, as subsequently amended on January 6, 2011, June 13, 2011, February 15, 2012 and January 22, 2013.

Mr. Washburn, Mr. D. Baty and Mr. S. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Common Shares reported herein are held in the portfolio of the Fund. Each of the Reporting Persons disclaims beneficial ownership over the securities reported herein except to the extent of such Reporting Persons' pecuniary interest therein.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons have been approached by an advisor to a well-capitalized North American-headquartered semiconductor designer regarding their interest in acquiring the Issuer for a potentially very substantial premium. The Reporting Persons understand that the Issuer's Board of Directors has been made aware of the potential acquirer's interest in acquiring the Issuer and the potential premium the acquirer would potentially pay to acquire the Issuer but believe that no formal indication of interest has been communicated to the Issuer. The Reporting Persons are making this disclosure to avoid trading restrictions while possibly in possession of material, non-public information.

The Reporting Persons urge the Issuer's board of directors to give prompt, serious consideration to this and any other expressions of interest in acquiring control of the Issuer.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2013   COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)
                             By: Columbia Pacific Advisors, LLC
                                     General Partner

                                     /s/ Alexander B. Washburn
                             Name: Alexander B. Washburn
                             Title: Managing Member

                             COLUMBIA PACIFIC ADVISORS, LLC (1)

                             By: */s/ Alexander B. Washburn*
                             Name: Alexander B. Washburn
                             Title: Managing Member

                                     /s/ Alexander B. Washburn
                             ALEXANDER B. WASHBURN (1)

                                     /s/ Daniel R. Baty
                             DANIEL R. BATY (1)

                                     /s/ Stanley L. Baty
                             STANLEY L. BATY (1)

                                     /s/ Brandon D. Baty
                             BRANDON D. BATY (1)

(1) This Amendment is being filed jointly by the Fund, the Adviser, Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty, and Brandon D. Baty pursuant to the Joint Filing Agreement dated June 12, 2013 and included with the signature page to the Fund's Schedule 13D with respect to the Company filed on June 12, 2013 and incorporated by reference herein.